Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 1 DATED MAY 15, 2008

Supplement No. 1 to be used with

PROSPECTUS DATED APRIL 25, 2008

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 1 dated May 15, 2008 provides our recent unaudited financial information and certain additional information about us.

As of May 15, 2008, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus.